SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 8, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 8, 2010 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/20100308/LTN20100308486.pdf , with respect to an announcement that (A) on March 8, 2010, the Company has entered into share subscription agreements with China Southern Air Holding Company, the Company’s controlling shareholder (the “CSAHC”), for its subscription of new A Shares and with Nan Lung (a wholly-owned subsidiary of CSAHC) for its subscription of H Shares, respectively, and (B) the trading in the Company’s H shares will be resumed from 9:30 a.m. on March 9, 2010 on the Hong Kong Stock Exchange;

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20100308/LTN20100308490.pdf , with respect to resolutions passed by the board of directors of the Company approving the non-public issuance of new A Shares and H shares and the subscription agreements related thereto; and

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20100308/LTN20100308470.pdf ,with respect to resolutions passed by the supervisory committee of the Company approving the non-public issuance of new A Shares and H shares and the connected transactions related thereto.

English versions of the announcements are included in this Form 6-K of the Company.

A press release regarding the Company’s fundraising through the non-public issuance of A Shares and H Shares is also included in this Form 6-K of the Company.

Trading in the Company’s American Depositary Receipts listed on the New York Stock Exchange will be resumed starting on March 9, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date: March 8, 2010